SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Landmark Systems Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

51506S 10 0

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Katherine K. Clark

Chief Executive Officer
Landmark Systems Corporation
12700 Sunrise Valley Drive
Reston, Virginia 20191
(703) 464-1300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Steven Meltzer
Danielle Srour
Shaw Pittman
2300 N Street, N.W.
Washington, DC 20039
(202) 663-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$3,086,698	$617.34

      *  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,255,907 shares of common stock of Landmark Systems Corporation having an aggregate value of $3,086,698 as of July 23, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$617.34	Filing party:	Landmark Systems Corporation

Form or Registration No.:	Schedule TO	Date filed:	July 23, 2001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

      This Amendment No. 2, which amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 23, 2001, as amended by Amendment No. 1 thereto filed on August 7, 2001 (as amended, the “Schedule TO”), reports the final results of the Company’s offer to exchange certain options to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) for new options to purchase shares of Common Stock at a per share exercise price equal to the fair market value of one share of Common Stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated July 23, 2001, as amended on August 7,2001 (the “Offer to Exchange”) and the related Letter of Transmittal, as amended.

Item 4.  Terms of the Transaction.

      Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

      The Offer to Exchange expired at 5:00 p.m. Reston, Virginia time on August 22, 2001. Promptly following the expiration of the Offer to Exchange and pursuant to the terms and subject to the conditions of the Offer to Exchange, the Company accepted for exchange options to purchase a total of 517,251 shares of Common Stock. All such options were cancelled. In accordance with the terms and subject to the conditions of the Offer to Exchange, the Company will issue new options to purchase a total of 344,834 shares of Common Stock. The new options will be granted under the 1994 SIP.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Landmark Systems Corporation

/s/ Katherine K. Clark

Katherine K. Clark
Chief Executive Officer

Date: August 29, 2001

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